Exhibit 99.2

Versata, Inc. 6011 West Courtyard Drive, Austin, Texas 78730 ph 512.874.3100 fx 512.874.8900

September 29, 2008

Board of Directors
Astea International, Inc.
240 Gibraltar Road
Horsham, PA 19044-2306
USA

Dear Astea Board,

As you know, Versata Enterprises, Inc. (Versata) is a significant shareholder in Astea International, Inc. (“Astea”). As such, we follow the activities of Astea very carefully. We were very surprised by the recently reported preferred stock investment made by Astea’s CEO, Zack Bergreen, and approved by Astea’s board (the “Bergreen Transaction”). Versata is seriously troubled by the potential ramifications of this transaction on the value of our investment and even more troubled that this Bergreen Transaction clearly appears not to have been negotiated at arms length.

Our interests and the interests of all Astea minority shareholders, with the exception of Mr. Bergreen, have been significantly diluted by the issuance of the preferred shares and the dividend and other rights provided to Mr. Bergreen. We are also concerned that the timing of the Bergreen Transaction is not coincidental. Only a few weeks prior to your approval of the Bergreen Transaction, Versata had clearly expressed to Mr. Bergreen our interest as an investor and potential acquirer of Astea. As you know, we have filed a 13-D disclosing our position.

Astea’s management and Board would have clearly understood that had we been informed of this transaction, we would likely have improved the terms of the transaction for all shareholders. Accordingly, we now propose that Astea Board reconsider the Bergreen Transaction and instead enter into a transaction with Versata that offers more value to Astea shareholders. We propose that Versata will acquire 826,446 shares of newly issued common stock at $3.63 per share. Obviously, this deal is more attractive than the Bergreen Transaction to Astea shareholders as it provides for the same amount of capital but does not impose the less favorable terms associated with the preferred stock transaction. Considering the size of the investment Versata would have in Astea, we also expect to be provided a board seat.

We are concerned that the board failed to carry out its duties to protect the shareholders of Astea and believe a market process is essential. I will look forward to your response.

Regards,

/s/ Sean Fallon
Sean Fallon
Chief Financial Officer
Versata Enterprises, Inc.